FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82_________.

List identifying information required to be furnished by Diageo plc pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act 1934 1 — 31 May 2005
SIGNATURES

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 31 July 2005

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(04 July 2005)	(18 July 2005)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(05 July 2005)	(19 July 2005)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(06 July 2005)	(20 July 2005)
Announcement	Announcement
Company issues a trading statement in	Office of Fair Trading sends prior notice of
respect of the year ended 30 June 2005	merger for Diageo’s acquisition of The ‘Old
(07 July 2005)	Bushmills’ Distillery
(21 July 2005)
Announcement	Announcement
Office of Fair Trading sends prior notice of	Block Listings return for the period
merger for Diageo’s acquisition of The ‘Old	01 January 2005 to 30 June 2005
Bushmills’ Distillery	(22 July 2005)
(07 July 2005)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(07 July 2005)	(22 July 2005)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(08 July 2005)	(25 July 2005)
Announcement	Announcement
Transfer of Shares by Diageo Share	Company purchases its own securities
Ownership Trustee Limited and Messrs	through CSFB Europe Ltd.
Walsh, Rose and those persons exercising	(26 July 2005)
managerial responsibility inform the
Company of their beneficial interests
therein. Lord Blyth and Messr Stitzer
inform the Company of their beneficial
interests
(11 July 2005)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(11 July 2005)	(27 July 2005)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(11 July 2005)	(27 July 2005)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(13 July 2005)	(28 July 2005)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(14 July 2005)	(29 July 2005)
Announcement
Company purchases its own securities
through CSFB Europe Ltd.
(15 July 2005)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 08 August 2005	By /s/ J Nicholls
	Name:	J Nicholls
	Title:	Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 04-Jul-05
Number	4628O

Diageo plc announces that it has today purchased through CSFB Europe Ltd 200,000 ordinary shares at a price of 823.67 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 87,240,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,963,138,964.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:11 05-Jul-05
Number	5300O

Diageo plc announces that it has today purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 818.53 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 87,490,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,962,888,964.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 06-Jul-05
Number	5885O

Diageo plc announces that it has today purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 828.09 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 87,730,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,962,648,964.

END

Company	Diageo PLC
TIDM	DGE
Headline	Trading Statement
Released	07:00 07-Jul-05
Number	5912O

7 July 2005

Diageo issues statement in respect of year ended 30 June 2005
Diageo will announce preliminary results for the year ended 30 June 2005 on 1 September 2005 and has today issued the following statement.
Summary
The sales trends outlined in the interim results in February continued to impact trading in the second half of the financial year. Volume growth and mix improvement slowed as the result of tougher trading in Europe and a slow down in the ready to drink segment in the US. However, organic operating profit growth for the year ended 30 June 2005 is expected to be in line with the guidance of 6% given at the time of the interim results. Looking forward to the new financial year Diageo believes that organic growth in volume will be similar to that achieved in the year just ended while a renewed focus on achieving price increases together with the benefits of the planned cost efficiency programme will deliver continued improvement in operating margin.
Diageo makes annual payments to the Thalidomide Trust (£7.2 million in the year ended 30 June 2005) and has made an offer in respect of future payments. For the year ended 30 June 2005 Diageo will make an exceptional operating charge of about £150 million in respect of future payments to the Trust. An exceptional credit may arise from the release of the provisions held in respect of commitments to the Burger King Corporation.

Full year outlook for net sales
Spirits growth was led by the performance of the global priority brands which have continued to grow volume by around 4%. The more difficult trading environment in beer has however led to a slow down in the performance of Diageo’s beer brands. Diageo’s wine brands continue to grow strongly in their key markets of the US and GB.
In North America Diageo’s spirits brands, particularly the global priority brands and Crown Royal, continued to outperform the market. Overall mix improvement however is lower partly as a result of the decline in ready to drink sales in the second half. The growth of Smirnoff RTDs has been affected by the comparison against the prior period when Smirnoff Twisted V was launched.
The consumer environment throughout Europe has worsened. Net sales, which were down 1% in the first half, are therefore likely to be down further in the second half. The business in Europe is beginning to benefit from operational efficiencies and this is expected to improve operating profit performance.
Top line performance of the International business continues to be strong following a further substantial increase in marketing investment this year. Growth has been led by the strength of Diageo’s business in Latin America and strong volume growth in the developing BRIC markets partly offset by difficult trading conditions during the year in Nigeria and Korea.
Cost reduction initiatives
Diageo has announced a number of initiatives which will drive greater cost efficiency across the business. As expected these initiatives have given rise to costs in the year ended 30 June 2005 of approximately £80 million. These have been charged to operating expenses. It is anticipated that restructuring costs amounting to some £70 million will be incurred in the year ending 30 June 2006. The programme is being implemented as planned and is on track to deliver the forecast benefits. These benefits amounted to a £22 million reduction in cost in the year ended 30 June 2005. It is expected that the cost base will be reduced by approximately £50 million in the year ending 30 June 2006.
Seagram synergy
The integration of the acquired Seagram businesses was completed during the year and incremental synergy of £24 million was achieved. There will be no incremental synergy in the next financial year.

Interest
It is estimated that in the year ended 30 June 2005 Diageo’s average debt was approximately £3.7 billion and the closing debt was approximately £3.8 billion. The effective interest rate for the year ended 30 June 2005 is estimated to be approximately 4.1%. With around 50% of Diageo’s debt at floating rates the rise in short term US interest rates is expected to increase the interest charge in the new financial year by about £25 million. Certain financing structures which reduced interest in the year ended 30 June 2005 by approximately £10 million were terminated and will not be replaced. In addition if Burger King Corporation (BKC) is successfully refinanced during the new financial year the BKC subordinated debt held by Diageo will be repaid. In the year ended 30 June 2005 interest earned on this debt amounted to £13 million.
Exchange rate movements
As previously advised adverse exchange rates are expected to impact reported profit before exceptionals and tax for the year ended 30 June 2005 by some £80 million. Based on current exchange rates, the adverse impact of exchange rate movements on profit before exceptionals and tax in the year ending 30 June 2006 is estimated to be £50 million.
Return of capital to shareholders
Diageo has returned a further £710 million to shareholders in the financial year through the repurchase of 94 million shares. The number of shares in issue at the end of the year, excluding 86 million treasury shares, was 2,964 million. The weighted average number of shares used to calculate eps in the year ended 30 June 2005 is expected to be 2,972 million shares. As announced on 23 June 2005, Diageo has put in place an irrevocable, non-discretionary programme to buy back shares during the close period which ends on 1 September 2005.
Outlook for the new financial year
Looking forward to the new financial year Diageo expects that organic growth in volume will be similar to that achieved in the year ended 30 June 2005. Diageo will be looking to achieve a higher level of price increase in the coming year and over the next few weeks price increases will be announced on a number of brands in North America. Diageo believes that this renewed focus on pricing together with the positive impact of the cost efficiency programme will lead to further year on year improvement in operating margin.

Conversion to International Financial Reporting Standards (“IFRS”)
The preliminary results for the year ended 30 June 2005 will be presented under UK GAAP. The income statement, balance sheet and cash flow will also be available under the relevant IFRS. The IFRS restatement will include explanations of differences to the corresponding UK GAAP reporting. It is not expected that the impact of the application of IFRS will differ from that outlined at the time of the interim results. Diageo will update the market on the implications of IFRS for the company on the morning of 2 September 2005.
Other
Diageo holds $212.5 million of subordinated debt in the Burger King Corporation (BKC) and provides a guarantee in respect of $750 million of senior debt and $100 million of revolving credit facilities. Any refinancing of BKC would lead to the termination of Diageo’s guarantee and the repayment of the subordinated debt together with accrued interest. Diageo has balance sheet provisions totalling $100 million in respect of residual financing obligations to BKC. A review of the ongoing need for these provisions is being carried out in the light of the trading performance improvement of BKC and greater clarity as to its future financing expectations. If the provisions are not required, either in whole or in part, they will be released to exceptional sale of business.
Diageo is in discussions with the Thalidomide Trust with respect to the payment it makes each year to the Trust. Diageo currently makes an annual payment of £2.8 million to the Trust although in the year ended 30 June 2005 an additional contribution of £4.4 million was made. Based on the current negotiations it is expected that the future annual payment will increase to around £6.5 million per annum. This amount will be index-linked. The new agreement is anticipated to be finalized by the end of the calendar year and is expected to be a final settlement payable over the period to 2037. Consequently Diageo will make an exceptional operating charge of about £150 million in the year ended 30 June 2005 to cover the discounted value of future payments.
Paul Walsh, CEO of Diageo, said:
‘Diageo’s business model has two particular strengths: our outstanding collection of brands with broad geographic reach and our strong financial position. These strengths allow us to deliver top and bottom line growth consistently, while returning the strong cash flow of this business to shareholders in the form of growing dividends and share buybacks.
‘In the year just ended we have strengthened our business in a number of ways. In North America having completed the implementation of our new distributor strategy we are now seeing the benefits as with each consecutive month we report share gains. Increasingly our brands there are supported with innovative marketing executions and line extensions. In Europe we are reorganising to face the challenges there and create a platform from which our brands can outperform and from which we can deliver operating profit growth. In International we continue to invest behind our brands and this is driving strong top line growth. Going forward we believe that our focus on achieving cost efficiencies will not only improve our operating margin but will make our business able to respond faster to changing environments.

‘During the year we have enhanced our brand positions with targeted acquisitions which we believe will create value for shareholders, completing the acquisition of Ursus and the Chalone Wine Group and reaching agreement on the potential acquisitions of Bushmills and Montana.
‘There is now the potential that Burger King’s existing financing facilities may be refinanced and that we could dispose of the remaining 25 million shares we hold in General Mills during the first half of the year. Therefore as we enter the new financial year we have increasing confidence that we will take the final steps of the strategic realignment we undertook to become the world leading focused premium drinks business we are today.’
Cautionary statement concerning forward-looking statements
This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the US Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo and parties or consortia who have purchased Diageo’s assets, actions of parties or consortia who have purchased Diageo’s assets, anticipated cost savings or synergy and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.
These factors include, but are not limited to:
•	· Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;
•	· The effects of completed or future business combinations, acquisitions or disposals and the ability to realise expected synergy and/or costs savings;
•	· Diageo’s ability to complete future acquisitions and disposals;
•	· The ability of Diageo to monetise its remaining stake in General Mills;

•	· Legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business, and environmental laws;
•	· Developments in the alcohol advertising class actions and any similar proceedings;
•	· Changes in the food industry in the United States, including increased competition and changes in levels of consumer preferences;
•	· Developments in the Colombian litigation or similar proceedings;
•	· Changes in consumer preferences and tastes, demographic trends or perception about health related issues;
•	· Changes in the cost of raw materials and labour costs;
•	· Changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;
•	· Levels of marketing and promotional expenditure by Diageo and its competitors;
•	· Renewal of distribution rights on favourable terms when they expire;
•	· Termination of existing distribution rights on agency brands;
•	· Technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and
•	· Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.
All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the “Risk Factors” contained in Diageo’s Annual Report on Form 20-F, as amended, for the year ended 30 June 2004 filed with the U.S. Securities and Exchange Commission.
The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities. Past performance cannot be relied upon as a guide to future performance.
ENDS
Contacts:

Investors enquiries	Catherine James	+44 (0) 20 7927 5272	investor.rel@diageo.com

Media enquiries	Isabelle Thomas	+44 (0) 20 7927 5967	media@diageo.com

Notes to Editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
END

Company	Office of Fair Trading
TIDM	OFT
Headline	Prior Notice of Merger
Released	12:00 07-Jul-05
Number	6136O
ENTERPRISE ACT 2002 — PRIOR NOTICE OF MERGERS
The OFT gives notice under Section 99(1) of the Enterprise Act 2002 (the Act) that a Merger Notice has been given under Section 96 of the Act in respect of proposed arrangements for:
Anticipated acquisition by Diageo plc of The “Old Bushmills” Distillery Company Limited
The period for considering this Notice will expire on 3 August 2005 unless extended by the OFT under Section 97(2) of the Act.
Affected sector: Spirits
Representations about the anticipated merger may be made by 20 July 2005 to:
Mr Fred Houwen
OFT
Mergers Branch
Fleetbank House
2-6 Salisbury Square
London EC4Y 8JX
FAX: (020) 7211 8916
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:14 07-Jul-05
Number	6486O
Diageo plc announces that it has today purchased through CSFB Europe Ltd 400,000 ordinary shares at a price of 795.03 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 88,130,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,962,248,964.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:37 08-Jul-05
Number	6971O
Diageo plc announces that it has today purchased through CSFB Europe Ltd 200,000 ordinary shares at a price of 799.03 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 88,330,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,962,048,964.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR
Released	16:00 11-Jul-05
Number	PRNUK-1107

TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 3.1.4 THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of the Company only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. It received notification on 11 July 2005 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 11 July 2005 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares

N C Rose	24

P S Walsh	24
(ii) the following ‘Persons Discharging Managerial Responsibilities’ were allocated Ordinary Shares on 11 July 2005 under the Plan, by the Trustee:

Name of Person	Number of Ordinary Shares

S Fletcher	24

J Grover	24

A Morgan	24

G Williams	24
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £8.00.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above, interests of directors and ‘Persons Discharging Managerial Responsibilities’ in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	243,836

P S Walsh	735,086

S Fletcher	97,070

J Grover	136,690

A Morgan	115,544

G Williams	169,107	*
(*of which 5,423 are held in the form of American Depository Shares (‘ADS’). 1 ADS is the equivalent of 4 Ordinary Shares.)
2. It received notification on 11 July 2005 from Lord Blyth, a director of the Company, that he has purchased 917 Ordinary Shares on 11 July 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £7,375 per month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £8.00.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 109,216.

3. It received notification on 11 July 2005 from Todd Stitzer, a director of the Company, that he has purchased 125 Ordinary Shares on 11 July 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 per month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £8.00
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 1,720.
11 July 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 11-Jul-05
Number	7507O
Diageo plc announces that it has today purchased through CSFB Europe Ltd 100,000 ordinary shares at a price of 786.25 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 88,430,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,961,948,964.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 13-Jul-05
Number	8544O
Diageo plc announces that it has today purchased through CSFB Europe Ltd 200,000 ordinary shares at a price of 789.55 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 88,630,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,961,748,964.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 14-Jul-05
Number	9053O
Diageo plc announces that it has today purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 791.54 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 88,880,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,961,498,964.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:45 15-Jul-05
Number	9573O
Diageo plc announces that it has today purchased through CSFB Europe Ltd 300,000 ordinary shares at a price of 784.3 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 89,180,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,961,198,964.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:36 18-Jul-05
Number	0073P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 200,000 ordinary shares at a price of 786.44 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 89,380,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,960,998,964.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 19-Jul-05
Number	0699P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 400,000 ordinary shares at a price of 788.29 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 89,780,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,960,604,575.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:10 20-Jul-05
Number	1263P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 300,000 ordinary shares at a price of 788.33 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 90,080,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,960,308,644.
END

Company	Office of Fair Trading
TIDM	OFT
Headline	Prior Notice of Merger
Released	16:00 21-Jul-05
Number	1729P
ENTERPRISE ACT 2002 — PRIOR NOTICE OF MERGERS
The Office of Fair Trading received on 6 July 2005 a Merger Notice under Section 96 of the Enterprise Act 2002 (the Act) in respect of the proposed arrangements for:
Anticipated acquisition by Diageo plc of The ‘Old Bushmills’ Distillery Company Limited
The OFT now gives notice that in accordance with Section 97(2) of the Act the period for consideration of this Notice has been extended by a further period of 10 working days. The period for considering this Notice will therefore expire on 17 August 2005.
END

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting - Interim Review
Released	16:30 22-Jul-05
Number	PRNUK-2207

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1.	Name of company: Diageo plc
2.	Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme
3.	Period of return: From 1 January 2005 to 30 June 2005
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme: 793,739
5.	Number of shares issued/allotted under scheme during period: 98,995
6.	Balance under scheme not yet issued/allotted at end of period: 694,744
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 4,250,000
Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,050,378,689 (Including 86,040,000 treasury shares)
Contact for queries: Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Claire Kynaston Telephone: 020 7927 5200
Person making return Name: S M Bunn
Position; Company Secretary Signature /s/ S M Bunn
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type
1.	Name of company: Diageo plc
2.	Name of scheme: Diageo Associated Companies Share Plan
3.	Period of return: From 1 January 2005 to 30 June 2005
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme: 458,748
5.	Number of shares issued/allotted under scheme during period: 0
6.	Balance under scheme not yet issued/allotted at end of period: 458,748
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 775,000 10.03.03
Please confirm total number of shares in issue at the end of the period in order for us to update our records
3,050,378,689
(Including 86,040,000 treasury shares)
Contact for queries: Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Claire Kynaston Telephone: 020 7927 5200
Person making return Name: S M Bunn
Position; Company Secretary Signature /s/ S M Bunn
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1.	Name of company: Diageo plc
2.	Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme
3.	Period of return: From 1 January 2005 to 30 June 2005
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme: 1,761,910

5.	Number of shares issued/allotted under scheme during period: 483,300
6.	Balance under scheme not yet issued/allotted at end of period: 1,278,610
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 5,500,000 (ref 2882 1994) 18,405,871 (1999)
Please confirm total number of shares in issue at the end of the period in order for us to update our records
3,050,378,689
(Including 86,040,000 treasury shares)
Contact for queries: Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Claire Kynaston Telephone: 020 7927 5200
Person making return Name: S M Bunn
Position; Company Secretary Signature /s/ S M Bunn
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1.	Name of company: Diageo plc
2.	Name of scheme: Grand Metropolitan Public Limited Company Executive Stock Option Scheme
3.	Period of return: From 1 January 2005 to 30 June 2005
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme: 184,638
5.	Number of shares issued/allotted under scheme during period: 86,179
6.	Balance under scheme not yet issued/allotted at end of period: 98,459

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; 10.6.92,15.1.02 1,288,978
Please confirm total number of shares in issue at the end of the period in order for us to update our records
3,050,378,689
(Including 86,040,000 treasury shares)
Contact for queries: Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Claire Kynaston Telephone: 020 7927 5200
Person making return Name: S M Bunn
Position; Company Secretary Signature /s/ S M Bunn
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1.	Name of company: Diageo plc
2.	Name of scheme: Grand Metropolitan Public Limited Company International Savings Related Share Option Scheme

3.	Period of return: From 1 January 2005 to 30 June 2005
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme: 52,982
5.	Number of shares issued/allotted under scheme during period: 0
6.	Balance under scheme not yet issued/allotted at end of period: 52,982
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 9.2.96
Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,050,378,689
(Including 86,040,000 treasury shares)
Contact for queries: Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Claire Kynaston Telephone: 020 7927 5200
Person making return Name: S M Bunn
Position; Company Secretary Signature /s/ S M Bunn
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:11 22-Jul-05
Number	2340P
Diageo plc announces that it has yesterday purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 789.22 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 90,330,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,960,058,644.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:13 22-Jul-05
Number	2343P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 308,000 ordinary shares at a price of 789.19 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 90,638,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,959,750,644.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:37 25-Jul-05
Number	2827P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 300,000 ordinary shares at a price of 786.92 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 90,938,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,959,474,222.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 26-Jul-05
Number	3389P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 460,000 ordinary shares at a price of 786.32 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 91,398,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,959,014,222.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:15 27-Jul-05
Number	3958P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 785.88 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 91,898,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,958,514,222.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:32 28-Jul-05
Number	4591P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 784.01 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 92,398,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,958,014,222.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:04 29-Jul-05
Number	5204P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 100,000 ordinary shares at a price of 784.85 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 92,498,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,957,914,222.
END